Via Edgar

United States Securities and Exchange Commission

Washington, D.C. 20549 Mail Stop 4561

Att: Bernard Nolan, Esq.

Re: Marathon Patent Group, Inc.

File No. 333-220438

Dear Mr. Nolan:

On behalf of Marathon Patent Group, Inc. (the “Issuer”), we are herewith filing Amendment #1 to the Form S-3. We are also responding to your written comment letter of September 28, 2017 and your subsequent oral comment.

COMMENT

1.	We note that you are in part registering the resale of shares of common stock whose issuance is contingent on stockholder approval. As the Exchange Shares were not outstanding as of the date the registration statement was filed, please advise us as to your ability to register the resale of such shares. For guidance, refer to Question 139.06 of our Compliance and Disclosure Interpretations of Securities Act Sections.

RESPONSE – As we discussed, the Company obtained shareholder approval for the issuance of the Exchange Shares on September 29, 2017 and such shares have now been issued. The outstanding share numbers throughout the Registration Statement reflect the issuance of such shares. Please note that the Exchange Shares owned by two selling shareholders have been removed as these shareholders have waived their registration rights.

2. The Company has removed the check in the box indicating that it is an Emerging Growth Company. The Company acknowledges that they do not meet the definition.

The Company believes that it has satisfactorily addressed the Staff’s concerns. Please confirm that you are satisfied so that the Company can request acceleration of the Registration Statement.

If you have any additional comments or questions, please feel free to call me. Thank you.

Sincerely,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.